EXHIBIT 99.1

Press Release

India: Total Expands its Partnership with Adani to Renewables and Acquires 50% of a 2 GW Solar Portfolio

Paris, February 6, 2020 – As part of its strategy to develop renewable energies, Total is expanding its partnership with Adani Group, India’s largest privately-owned energy and infrastructure conglomerate, in order to contribute to the growth of solar power generation in the country.

Indeed, the Indian government has a strong policy to support the renewable energy growth. The country’s capacity should increase from its 81 gigawatts (GW) in 2019 to 225 GW by 2022.

Total and Adani Green Energy Limited (AGEL) will create a 50/50 joint venture into which AGEL will transfer its solar assets in operation. These projects are spread over 11 Indian states and have a cumulative capacity of over 2 GW. All the projects benefit from nearly 25-year power purchase agreements (PPA) with national and regional electricity distributors, with a fixed rate.

“Total is fully engaged in the energy transition and to supporting India, a key country in the fight against climate change, in diversifying its energy mix through partnerships in natural gas and now in solar energy,” said Patrick Pouyanné, Chairman & CEO of Total. “This interest in over 2 GW of solar projects represents another big step of our investment in India’s energy sector. It will support our ambition to contribute to the deployment of 25 GW of renewable capacities by 2025. We are thrilled to extend the partnership with the Adani Group to renewable energies, which will allow us to benefit from its in-depth knowledge of the Indian electricity market.”

This transaction has a value of approximately $500 million and is in line with the Group’s objective of double-digit returns on renewable projects. It remains subject to the approval of the relevant authorities.

Total and Low-Carbon Electricity

Total integrates climate change into its strategy and is staying ahead of new energy market trends by building a portfolio of low-carbon businesses that could account for 15 to 20% of its sales by 2040. Total’s gross low-carbon power generation capacity worldwide is currently close to 7 gigawatts, of which over 3 gigawatts from renewable energies.

* * * * *

About Adani Green Energy Limited (AGEL)

AGEL is a listed company 74.92% owned by the Adani Group. As one of the leading private players in the Indian renewables market, AGEL currently holds a portfolio of 2,148 MW of installed solar capacity and 172 MW of installed wind capacity. They also have 475 MW of solar capacity and 1,505 MW of wind and 990 MW of hybrid under construction.

About Total

Total is a major energy player that produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

* * * * *

Total Contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total”, “Total Group” and Group are sometimes used for convenience. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.